

Mail Stop 3628

October 28, 2009

Via Facsimile (402-346-1148) and U.S. Mail

Steven P. Amen, Esq.
Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102

> **Re:** **Siouxland Ethanol, LLC**
> **Amendment No. 1 to Schedule 13E-3 filed October 23, 2009**
> **File No. 005-85000**
> **Amendment No. 1 to Schedule 14A filed October 23, 2009**
> **File No. 000-52420**

Dear Mr. Amen:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Summary Term Sheet, page 1

Q. Does the Board believe the Going Private Transaction is fair to all members, page 10

1. We note your response to comment three in our letter dated October 13, 2009; however, we reissue our comment. Please revise to specifically state, here and on page 28, whether the transaction is fair to the unaffiliated holders of Class A Units, the unaffiliated holders of Class B Units and the unaffiliated holders of Class C Units, rather than to "Unaffiliated Members."

Background of the Going Private Transaction, page 20

2. We note your response to comment seven in our letter dated October 13, 2009. Refer to the July 14, 2009 meeting. Please revise to describe the differences between the rights of unit holders proposed by Kutak Rock and the modifications suggested by the board and any differences from the final terms of the Units.

Substantive Fairness, page 29

3. We note your response to comment 12 in our letter dated October 13, 2009; however, we reissue our comment. Please revise to specifically explain how the fact that other public ethanol companies engaged in substantially similar going private transactions supported the board's fairness determination.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions